Exhibit 99.4

2025 ANNUAL MEETING OF SHAREHOLDERS

NOTICE AND ACCESS NOTIFICATION TO BENEFICIAL SHAREHOLDERS

You are receiving this notification as Pembina Pipeline Corporation (Pembina, the Company or our) has decided to use the notice and access procedures to deliver materials to its shareholders whose common shares are not registered in their own name (beneficial shareholders) in connection with our 2025 annual meeting of shareholders (the meeting). Pembina is using notice and access to deliver our notice of meeting and management information circular (the circular) dated March 20, 2025 (collectively, the meeting materials) by providing you online access instead of mailing paper copies.

As permitted by the Canadian Securities Administrators, notice and access is a method for delivering meeting materials that allows companies to post meeting materials online and send shareholders a notice with information on accessing meeting materials electronically. This method helps to reduce paper and mailing costs and also to reduce the related environmental impacts.

Included with this notice is a voting instruction form so that you can vote your shares. More information on how to vote can be found below.

If you have questions about notice and access, call us toll-free at 1-855-880-7404.

MEETING DATE AND LOCATION

When	May 9, 2025	Where	Virtual-only meeting via live audio webcast
	2:00 p.m. (Mountain daylight time)		https://meetings.lumiconnect.com/400-721-717-912
Password: pembina2025 (case sensitive)

THE MEETING WILL COVER THE FOLLOWING ITEMS OF BUSINESS:

1.

RECEIPT OF 2024 AUDITED CONSOLIDATED FINANCIAL STATEMENTS: Although no vote is required, shareholders will receive Pembina’s audited consolidated financial statements as at and for the year ended December 31, 2024, together with the auditors’ report thereon. See the “Business of the Meeting – Receive our 2024 Audited Consolidated Financial Statements” section of the circular.

2.

ELECTION OF DIRECTORS: Shareholders will vote on electing the eleven persons nominated for election to Pembina’s board of directors for the ensuing year. See the “Business of the Meeting – Elect our directors” and “About the Nominated Directors” sections of the circular.

3.	APPOINTMENT OF AUDITORS: Shareholders will vote to re-appoint KPMG LLP as the Company’s auditors for the ensuing year. See the “Business of the Meeting – Appoint our auditors” section of the circular.

4.

SHAREHOLDER RIGHTS PLAN: Shareholders will vote on the continuation of the Corporation’s shareholder rights plan. See the “Business of the Meeting – Approve our shareholder rights plan” section of the circular and Schedule “B” of the circular.

5.

SAY ON PAY: Shareholders will vote on a non-binding, advisory resolution regarding Pembina’s approach to executive compensation. See the “Business of the Meeting – Vote on our approach to executive compensation” and “Executive Compensation” sections of the circular.

6.

OTHER BUSINESS: Shareholders may be asked to consider and vote on any other items of business that may be properly brought before the meeting. See the “Business of the Meeting – Other Business” section of the circular.

SHAREHOLDERS ARE REMINDED TO CAREFULLY REVIEW THE CIRCULAR PRIOR TO VOTING.

ACCESS TO MEETING MATERIALS

The meeting materials and the 2024 Annual Report can be accessed online under the Company’s profile on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov or on the Company’s website at www.pembina.com/investors/presentations-events. Information on how to attend the meeting virtually can be found in the meeting materials and you can also access the Virtual Meeting Guide on the Company’s website at www.pembina.com/investors/presentations-events.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR

Shareholders may request paper copies of the circular be sent to them by postal delivery free of charge. Requests may be made within one year of filing of the circular on SEDAR+.

To request a paper copy please use one of the following methods:

online:	www.pembina.com/investors/shareholder-information

by phone:	1-855-880-7404

by email:	investor-relations@pembina.com

If you would like to receive a paper copy before the meeting, we need your request at least five business days in advance of the proxy deposit date and time set out in the enclosed voting instruction form. The circular will be sent to beneficial shareholders who requested it by first class mail, courier or equivalent within three business days of their request, if such requests are made prior to the date of the meeting. If you request a paper copy of the circular you will not receive another voting instruction form, so please keep the one included with this notice to vote your shares.

Pembina will only provide paper copies of the circular to beneficial shareholders who have standing instructions to receive, or for whom Pembina has otherwise received a request to provide, paper copies of materials.

VOTING

You cannot vote by returning this notice. To vote your shares you must use one of the following methods that are noted on your voting instruction form.

	Canada	United States
Online	www.proxyvote.com
Phone	1-800-474-7493 (English) 1-800-474-7501 (French)	1-800-454-8683
Mail	Return your voting instruction form in the business reply envelope included with this notice to:
	Data Processing Centre P.O. Box 3700 Stn Industrial Park Markham, ON L3R 5S5	Proxy Services P.O. Box 9104 Farmingdale New York 11735-9533

Your voting instructions must be received by 2:00 p.m. (Mountain daylight time) on Wednesday, May 7, 2025 or, in the case of any adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed meeting. As a beneficial shareholder, your voting instruction form may provide for an earlier voting deadline in order to process your votes in a timely manner. To ensure your votes are counted, you should ensure your voting instruction form is submitted in advance of the proxy deposit date noted on your voting instruction form.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.